CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

December 31, 2014

BDO

Tel: 403 266 5608
Fax: 403 233 7833
www.bdo.ca

BDO Canada LLP
620, 903 - 8th Avenue SW
Calgary AB T2P 0P7 Canada

Independent Auditor's Report

To the Shareholders of Dejour Energy Inc.

We have audited the accompanying consolidated financial statements of Dejour Energy Inc., which comprise the consolidated balance sheets as at December 31, 2014, and December 31, 2013 and the consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for the years then ended December 31, 2014, and December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dejour Energy Inc. as at December 31, 2014, and December 31, 2013 and the its financial performance and its cash flows for the years ended December 31, 2014 and December 31, 2013 in accordance with International Financial Reporting Standards.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

DEJOUR ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

		December 31,	December 31,
(CA$ thousands)	Notes	2014	2013
		$	$
ASSETS
Current
Cash and cash equivalents		1,215	505
Accounts receivable		605	831
Prepaids and deposits		141	49
Current Assets		1,961	1,385
Non-current
Deposits		297	447
Exploration and evaluation assets	5	3,107	3,281
Property and equipment	6	17,909	20,386
Total Assets		23,274	25,499

LIABILITIES
Current
Bank credit facility	8	1,955	2,900
Loan facility	10	-	2,911
Accounts payable and accrued liabilities		3,515	2,623
Warrant liability	9	755	324
Derivative liability	10	216	287
Current portion of financial contract liability		-	1,248
Current Liabilities		6,441	10,293
Non-current
Decommissioning liability	11	3,709	1,212
Other liabilities		-	22
Financial contract liability	12	2,739	4,873
Total Liabilities		12,889	16,400
SHAREHOLDERS' EQUITY
Share capital	13	97,132	90,274
Contributed surplus		9,674	9,150
Deficit		(98,042)	(90,839)
Accumulated other comprehensive income (loss)		1,621	514
Total Shareholders' Equity		10,385	9,099
Total Liabilities and Shareholders' Equity		23,274	25,499

Approved on behalf of the Board:

Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

		Year ended December 31
(CA$ thousands, except per share amounts)	Notes	2014	2013
		$	$
REVENUES
Gross revenues		9,049	9,317
Royalties		(1,488)	(1,811)
Total Revenues, net of royalties	20	7,561	7,506

EXPENSES
Operating and transportation		4,099	3,398
General and administrative		3,493	3,384
Financing expenses		1,168	1,182
Stock based compensation		1,270	348
Foreign exchange loss		286	505
Loss on settlement of loan facility	10	388	-
Loss on disposal of E&E assets	5	318	185
(Gain) loss on disposal of property and equipment	6	(1,909)	107
Amortization, depletion and impairment losses	7	6,515	3,630
Change in fair value of warrant liability	9	78	(1,101)
Change in fair value of derivative liability	10	-	(264)
Gain on financial contract liability	12	(918)	(1,268)
Total Expenses		14,788	10,106

Loss before other items		(7,227)	(2,600)
Other income		24	23

Loss for the year		(7,203)	(2,577)

Other Comprehensive Income
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		1,107	1,082

Comprehensive loss		(6,096)	(1,495)

Loss per common share - basic and diluted	15	(0.04)	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.	2

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

		Number	Share	Contributed
(CA$ thousands, except number of shares)	Notes	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total

Balance as at January 1, 2014		148,916,374	90,274	9,150	(90,839)	514	9,099
Shares issued via private placements, net of issuance costs	13	13,000,000	1,920				1,920
Shares issued via acquisition of property, net of issuance costs	13	9,600,000	1,890				1,890
Issue of shares on exercise of options and warrants	13	10,885,765	2,232				2,232
Derivative liability reallocated on exercise of warrants	13		70				70
Contributed surplus reallocated on exercise of options	13		746	(746)			-
Stock-based compensation				1,270			1,270
Loss					(7,203)		(7,203)
Foreign currency translation adjustment						1,107	1,107
Balance as at December 31, 2014		182,402,139	97,132	9,674	(98,042)	1,621	10,385

Balance as at January 1, 2013		148,916,374	90,274	8,802	(88,262)	(568)	10,246
Stock-based compensation				348			348
Loss					(2,577)		(2,577)
Foreign currency translation adjustment						1,082	1,082
Balance as at December 31, 2013		148,916,374	90,274	9,150	(90,839)	514	9,099

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	3

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		Year ended December 31
(CA$ thousands)	Notes	2014	2013
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the year		(7,203)	(2,577)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		6,515	3,630
Stock based compensation		1,270	348
Non-cash financing expenses		1,010	1,012
Non-cash foreign exchange on financial contract liability		371	462
Loss on settlement of loan facility		388	-
Loss on disposal of E&E assets		318	185
(Gain) loss on disposal of property and equipment		(1,909)	107
Change in fair value of warrant liability		78	(1,101)
Change in fair value of derivative liability		-	(264)
Amortization of deferred leasehold inducement		(20)	(12)
Gain on financial contract liability		(918)	(1,268)
Changes in operating working capital	15	(481)	440
Total Cash Flows from (used in) Operating Activities		(581)	962

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		150	(55)
E&E expenditures		(120)	(249)
Additions to property and equipment		(3,714)	(1,792)
Proceeds from sale of E&E assets	5	412	284
Proceeds from sale of property and equipment	6	4,136	477
Changes in investing working capital	15	1,507	(76)
Total Cash Flows from (used in) Investing Activities		2,371	(1,411)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facility		(945)	(3,057)
Advance (repayment) of loan facility	10	(3,820)	2,971
Advance (repayment) of financial contract liability		(772)	(468)
Shares issued on exercise of warrants and options	13	2,232	-
Shares issued for cash, net of share issue costs	13	2,225	-
Total Cash Flows from (used in) Financing Activities		(1,080)	(554)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		710	(1,003)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		505	1,508

CASH AND CASH EQUIVALENTS, END OF YEAR		1,215	505

Supplemental cash flow information - Note 15

The accompanying notes are an integral part of these consolidated financial statements.	4

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on March 4, 2015.

NOTE 2 – BASIS OF PRESENTATION

(a)    Basis of presentation

The consolidated financial statements (the “financial statements”) are presented under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”). A summary of the Company’s significant accounting policies under IFRS is presented in note 3.

(b)    Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $4.5 million, which includes a Credit Facility in DEAL of $1.9 million, and accumulated deficit of $98.0 million. Excluding the non-cash warrant liability of $0.8 million and the non-cash derivative liability of $0.2 million, the adjusted working capital deficiency was $3.5 million.

On November 24, 2014, DEAL renewed the Credit Facility. Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding current portion of outstanding balances under the Facility) less unrealized hedging losses. As at December 31, 2014, DEAL was in default of its working capital ratio covenant with a 0.56 to 1 ratio. The Bank is currently conducting its annual review of the Company's Canadian oil and gas reserves for loan purposes.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

(c)    Basis of measurement

The consolidated annual financial statements have been prepared on the historical cost basis except for certain financial liabilities are measured at fair value, as explained in the accounting policies in note 3.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 2 – BASIS OF PRESENTATION (continued)

(d)    Use of estimates and judgments

The preparation of consolidated annual financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

(e)    Functional and presentation currency

Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated annual financial statements and have been applied consistently by the Company’s entities.

(a)    Basis of consolidation

The consolidated annual financial statements include the financial statements of the Company and subsidiaries controlled by the Company. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. All intra-group balances, transactions, income and expenses are eliminated in full on consolidation.

The financial statements of the subsidiaries are prepared using the same reporting period as the parent company, using consistent accounting policies.

Exploration, development, and production activities may be conducted jointly with others and accordingly, the Company accounts for the assets, liabilities, revenues and expenses related to its interest in the joint operations from the date that joint control commences until the date that it ceases.

(b)    Foreign currency

The financial statements of entities within the consolidated group that have a functional currency different from that of the Company (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the balance sheet date, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive loss as cumulative translation differences.

When the Company disposes of its entire interests in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive loss related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency differences arising on translation are recognized in profit or loss. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the balance sheet date. Non- monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)    Foreign currency (continued)

Exchange differences recognized in the profit or loss statement of the Company’s entities’ separate financial statements on the translation of monetary items forming part of the Company’s net investment in the foreign operation are reclassified to foreign exchange reserve on consolidation.

(c)    Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

(d)    Resource properties

Exploration and evaluation (“E&E”) costs

Pre-license costs are expensed in the period in which they are incurred.

E&E costs are initially capitalized as either tangible or intangible E&E assets according to the nature of the assets acquired. Intangible E&E assets may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, and directly attributable overhead and administration expenses. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

E&E assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability or facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are assessed at the individual asset level. If it is not possible to estimate the recoverable amount of the individual asset, exploration and evaluation assets are allocated to cash-generating units (“CGU’s”). Such CGU’s are not larger than an operating segment.

Exploration assets are not depleted and are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable or sufficient/continued progress is made in assessing the commercial viability of the E&E assets. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. A review of each exploration license or field is carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. When this is no longer the case, the costs are written off. Upon determination of proven reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to oil and natural gas properties.

The Company may occasionally enter into arrangements, whereby the Company will transfer part of an oil and gas interest, as consideration, for an agreement by the transferee to meet certain E&E expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee. Any cash consideration received from the agreement is credited against the costs previously capitalized to the oil and gas interest given up by the Company, with any excess cash accounted for as a gain on disposal.

Oil and gas properties and other property and equipment costs

Items of property and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning obligation and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)    Resource properties (continued)

When significant parts of an item of property and equipment, including oil and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Depletion and Depreciation

Oil and gas development and production assets are depreciated, by significant component, on a unit-of-production basis over proved and probable reserve volumes, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated by taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Changes in reserve estimates are dealt with prospectively. Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of oil, natural gas and gas liquids.

Other property and equipment are depreciated based on a declining balance basis, which approximates the estimated useful lives of the asset, at the following rates:

Office furniture and equipment	20%
Computer equipment	45%
Vehicle	30%
Leasehold improvements	term of lease

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Other property and equipment are allocated to each of the Company’s primary cash-generating units, based on estimated future net revenue, consistent with the recoverable values applied in the most recent impairment test.

Derecognition

The carrying amount of an item of property and equipment is derecognized on disposal, when no beneficial interest is retained, or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition is included in profit or loss when the item is derecognized and is measured as the difference between the net disposal proceeds, if any, and the carrying amount of the item. The date of disposal is the date when the Company is no longer subject to the risks of ownership and is no longer the beneficiary of the rewards of ownership. Where the asset is derecognized, the date of disposal coincides with the date the revenue from the sale of the asset is recognized.

On the disposition of an undivided interest in a property, where an economic benefit remains, the Company recognizes the farm out only on the receipt of consideration by reducing the carrying amount of the related property with any excess recognized in profit or loss of the period.

Major maintenance and repairs

The costs of day-to-day servicing are expensed as incurred. These primarily include the costs of labor, consumables and small parts. Material costs of replaced parts, turnarounds and major inspections are capitalized as it is probable that future economic benefits will be received. The carrying value of a replaced part is derecognized in accordance with the derecognition principles above.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)    Resource properties (continued)

Jointly controlled operations

The Company conducts its oil and gas development and production activities through jointly controlled operations and the accounts reflect only its interest in such activities. A joint arrangement exists where the parties take their share of the output of the joint arrangement would be classified as a joint operation and accounted for by recognizing the Company’s share of assets and liabilities jointly owned and incurred, and the recognition of its share of revenue and expenses of the joint operation. At December 31, 2014, the Company’s material joint operation in Canada is Drake/Woodrush. The principal activity is oil and gas production and the ownership percentage is 54% to 99% (December 31, 2013 – 75%).

(e)    Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability.

Decommissioning liability

A decommissioning liability is recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the related asset. The amount recognized is management’s estimated cost of decommissioning, discounted to its present value using a risk free rate. Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision and a corresponding adjustment to the related asset unless the change arises from production. The unwinding of the discount on the decommissioning provision is included as a finance cost. Actual costs incurred upon settlement of the decommissioning liability are charged against the provision to the extent the provision was established.

(f)    Earnings (loss) per share

Basic earnings (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective periods.

Diluted earnings (loss) per common share is calculated by dividing the profit or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted. The diluted earnings (loss) per share figure is equal to that of basic earnings (loss) per share since the effects of options and warrants have been excluded as they are anti-dilutive.

(g)    Share based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that will eventually vest. Where equity instruments are granted to employees, they are recorded at the instruments grant date fair value.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)    Share based payments (continued)

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment to non-employees cannot be reliably estimated, the fair value of the share-based payment is measured by use of a valuation model to measure the value of the equity instruments issued. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration received.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

(h)    Revenue recognition

Revenue from the sale of oil and petroleum products is recognized when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. This generally occurs when the product is physically transferred into a vessel, pipe or other delivery mechanism. Revenue is stated after deducting sales taxes, excise duties and similar levies.

Revenue from the production of oil and natural gas in which the Company has an interest with other producers is recognized based on the Company’s working interest and the terms of the relevant production sharing contracts.

(i)    Financial instruments

Financial assets

Financial assets are classified as one of the following categories. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company’s loans and receivables comprise cash and cash equivalents and accounts and other receivables.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)    Financial instruments (continued)

Held-to-maturity investments

Held to maturity investments are initially measured at fair value and are subsequently measured at amortized cost using the effective interest rate method, less any impairment losses. The Company does not currently have any held-to-maturity investments.

Available-for-sale assets

Available-for-sale assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income (loss) until the asset is realized or impairment is viewed as other than temporary, at which time they will be recorded in profit or loss. The Company does not currently have any available-for-sale assets.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company does not have any financial assets at fair value through profit or loss.

Financial liabilities

Financial liabilities are classified as either fair value through profit or loss or other financial liabilities, based on the purpose for which the liability was incurred.

The Company’s other financial liabilities comprise accounts payable and accrued liabilities, line of credit and financial contract liabilities. These liabilities are initially recognized at fair value, net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method, which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Any revision to the amount or timing of cash flows related to an instrument is reflected in its carrying amount by computing the present value of the revised cash flows at the instrument’s initial effective interest rate. The change in carrying amount is reflected in profit or loss of the period. Accounts payable represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Trade payable amounts are unsecured and are usually paid within 30 days from receipt of invoice.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivatives are also categorized as held for trading unless they are designated as hedges.

The Company has derivative financial instruments in the form of warrants issued in US dollars, or with certain adjustment provisions, and contracts entered into to manage its exposure to volatility in commodity prices. Commodity contracts are not used for trading or other speculative purposes. Such derivative financial instruments are initially recognized at fair value at the date at which the derivatives are issued and are subsequently re-measured at fair value. These derivatives do not qualify for hedge accounting and changes in fair value are recognized immediately in profit and loss.

For outstanding warrants at each reporting period, the liability change between reporting periods is recorded in the consolidated statement of comprehensive income (loss). As warrants are exercised, immediately before exercise, the liability on these exercised warrants is re-measured and the valuation change is recorded in the consolidated statement of comprehensive income (loss). Upon exercise, the re-measured warrant liability on these exercised warrants is eliminated and there is an offsetting entry to share capital.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)    Financial instruments (continued)

Financial instrument measurement

If the market value for a financial instrument is not an active market the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transaction between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. The fair value of a financial instrument will be based on one or more factors that may include the time value of money, credit risk, commodity prices, equity prices, volatility, servicing costs and other factors.

(j)    Impairment

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Non-financial assets

For the purpose of impairment testing, assets are grouped together in CGUs, which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The carrying value of long-term assets is reviewed at each period for indicators that the carrying value of an asset or a CGU may not be recoverable. The Company uses geographical proximity, geological similarities, analysis of shared infrastructure, commodity type, assessment of exposure to market risks and materiality to define its CGUs. If indicators of impairment exist, the recoverable amount of the asset or CGU is estimated. If the carrying value of the asset or CGU exceeds the recoverable amount, the asset or CGU is written down with an impairment recognized in profit or loss.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Fair value is determined to be the amount for which the asset could be sold in an arm’s length transaction. For resource properties, fair value less costs to sell may be determined by using discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the net present value of future net cash flows expected from the continued use of the asset or CGU. Refer to note 3(d) for more details.

Impairment losses recognized in prior years are assessed at each reporting date for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)    Taxes

Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting profit nor taxable profit. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when the asset is realized or the liability is settled, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, when they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Production taxes

Royalties, resource rent taxes and revenue-based taxes are accounted for under International Accounting Standards (‘IAS’) 12 when they have characteristics of an income tax. This is considered to be the case when they are imposed under Government authority and the amount is payable based on taxable income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as a reduction of revenues.

(l)    Share capital

The Company’s common shares, stock options, share purchase warrants and flow-through shares are classified as equity instruments only to the extent that they do not meet the definition of a financial liability or financial asset. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)    Changes in accounting policies

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2014. These changes are made in accordance with the applicable transitional provisions.

IAS 36, Impairment of Assets was amended in May 2013. This standard reduces the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarifies the disclosures required when an impairment loss has been recognized or reversed in the period. The adoption of the standard only resulted in certain disclosures being updated on the Company’s consolidated financial statements.

In May 2013, the IASB issued IFRIC 21 "Levies," which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. IFRIC 21 was applied by the Company on January 1, 2014 and the adoption does not have any impact on the Company’s accounting for production and similar taxes, which do not meet the definition of an income tax in IAS 12 "Income Taxes." The adoption of the standard does not have any impact on the Company’s consolidated financial statements.

The amendments to IAS 32 "Financial Instruments: Presentation" clarify the meaning of ‘currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on the group.

(n)    Future accounting pronouncements

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2015 or later periods.

The following new standards, amendments and interpretations, have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

IAS 1, “Presentation of Financial Statements”: In December 2014, the IASB issued amendments to IAS 1, clarifying guidance on the concepts of materiality and aggregation of items in the financial statements, the use and presentation of subtotals in the statement of operations and comprehensive income or loss, and providing additional flexibility in the structure and disclosures of the financial statements to enhance understandability. The amendments to IAS 1 may be applied immediately, and become mandatory for annual periods beginning on or after January 1, 2016.

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 proposes a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted; however, if an entity elects to apply this standard early, it must disclose that fact and apply all of the requirements in this standard at the same time.

IFRS 11, “Joint Arrangements”: In May 2014, the IASB issued amendments to IFRS 11 to address the accounting for acquisitions of interests in joint operations. The amendments address how a joint operator should account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business. IFRS 11, as amended, now requires that such transactions be accounted for using the principles related to business combinations accounting as outlined in IFRS 3, “Business Combinations”. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)    Future accounting pronouncements (continued)

IFRS 15, “Revenue from Contract with Customers”. The IASB issued the standard to replace IAS 18 which establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for the Company for annual periods beginning on January 1, 2017, with required retrospective application and early adoption permitted.

IAS 16, “Property, Plant and Equipment” and IAS 38, “Intangible Assets”: In May 2014, the IASB issued amendments to IAS 16 and IAS 38 to clarify acceptable methods of depreciation and amortization. The amended IAS 16 eliminates the use of a revenue-based depreciation method for items of property, plant and equipment. Similarly, amendments to IAS 38 eliminate the use of a revenue-based amortization model for intangible assets except in certain specific circumstances. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual results may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical assumptions in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are discussed below:

Decommissioning liability

Decommissioning liabilities have been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed at least annually and are based on current regulatory requirements. Significant changes in estimates of contamination and restoration techniques will result in changes to provisions from period to period. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which is based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period in which the new information becomes available.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Financial contract liability

The application of the Company’s accounting policy for financial liabilities requires the Company to adjust the carrying amounts of the financial liabilities in the event it revises its payments or receipts to reflect actual and revised estimated cash flows. The Company’s financial contract liability was originally recognized at fair value using the effective interest method which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Effective June 30, 2014, the Company’s financial contract liability was reduced by the residual reserve value of its working interest in the wellbores at September 30, 2016.

At December 31, 2014, the financial contract liability was adjusted to reflect the present value of the amount outstanding at September 30, 2016, net of the present value of the residual reserves of its working interest in the wellbores.

Impairment

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. In determining the recoverable amount, the key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rate. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2014, the Company has two CGUs in Canada (Drake/Woodrush and Saddle Hills) and one CGU in the United States (Kokopelli) – Note 6.

Financial instruments

When estimating the fair value of financial instruments, the Company uses valuation methodologies that utilize observable market data where available. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Reserves

The estimate of reserves is used in forecasting the recoverability and economic viability of the Company’s oil and gas properties, and in the depletion and impairment calculations. The process of estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering, and economic data. Reserves are evaluated at least annually by the Company’s independent reserve evaluators and updates to those reserves, if any, are estimated internally. Future development costs are estimated using assumptions as to the number of wells required to produce the commercial reserves, the cost of such wells and associated production facilities and other capital costs.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”)

ASSETS

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2013	533	23	25,463	26,019
Additions	-	10	134	144
Change in decommissioning provision	-	37	-	37
Disposals	(533)	-	(8,930)	(9,463)
Foreign currency translation and other	-	-	1,631	1,631
Balance at December 31, 2013	-	70	18,298	18,368
Additions	-	4	116	120
Change in decommissioning provision	-	192	-	192
Disposals	-	-	(3,758)	(3,758)
Foreign currency translation and other	-	-	1,192	1,192
Balance at December 31, 2014	-	266	15,848	16,114

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2013	(271)	-	(21,858)	(22,129)
Impairment losses	(132)	-	(415)	(547)
Disposals	403	-	8,557	8,960
Foreign currency translation and other	-	-	(1,371)	(1,371)
Balance at December 31, 2013	-	-	(15,087)	(15,087)
Impairment losses (Note 7)	-	-	(88)	(88)
Disposals	-	-	3,028	3,028
Foreign currency translation and other	-	-	(860)	(860)
Balance at December 31, 2014	-	-	(13,007)	(13,007)

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Carrying amounts:
At December 31, 2013	-	70	3,211	3,281
At December 31, 2014	-	266	2,841	3,107

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”)

ASSETS (continued)

United States Exploration and Evaluation Properties

As at December 31, 2014, the Company holds oil and gas leases in the Piceance, Paradox and Uinta Basins in the US Rocky Mountains, of which a portion was classified as E&E assets.

During the year ended December 31, 2014, the Company sold its working interests in certain oil and gas leases in the areas of Colorado to unrelated third parties for gross proceeds of $412,000 (US$386,000). The loss on the disposal was $318,000.

During the year ended December 31, 2014, the Company capitalized $66,000 (December 31, 2013 – $79,000) of general and administrative costs related to its US oil and gas interests.

The E&E asset impairment is $88,000 and $415,000 for the year ended December 31, 2014 and December 31, 2013, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on comparable market prices for which the asset could be sold in an arm’s length transaction, less estimated costs to sell. There was no recoverable amount on expired leases.

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2013	24,700	13,076	314	38,090
Additions	21	2,206	7	2,234
Change in decommissioning provision	(171)	23	-	(148)
Disposals	-	(1,902)	-	(1,902)
Foreign currency translation and other	-	876	4	880
Balance at December 31, 2013	24,550	14,279	325	39,154
Additions	6,898	250	13	7,161
Change in decommissioning provision	733	81	-	814
Disposals	-	(5,493)	(121)	(5,614)
Foreign currency translation and other	-	853	2	855
Balance at December 31, 2014	32,181	9,970	219	42,370

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2013	(14,768)	(1,927)	(251)	(16,946)
Amortization and depletion	(2,036)	(493)	(25)	(2,554)
Impairment losses	(529)	-	-	(529)
Disposals	-	1,318	-	1,318
Foreign currency translation and other	-	(55)	(2)	(57)
Balance at December 31, 2013	(17,333)	(1,157)	(278)	(18,768)
Amortization and depletion (Note 7)	(2,447)	(402)	(18)	(2,867)
Impairment losses (Note 7)	(3,560)	-	-	(3,560)
Disposals	-	705	108	813
Foreign currency translation and other	-	(78)	(1)	(79)
Balance at December 31, 2014	(23,340)	(932)	(189)	(24,461)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2013	7,217	13,122	47	20,386
At December 31, 2014	8,841	9,038	30	17,909

Canadian Oil and Gas Interests

In July 2014, the Company closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for $1,939,000. A company controlled by the CEO of the Company (“HEC”) sold its 5% working interest in the Drake/Woodrush property for 2,000,000 common shares included in the above.

In March 2014, the Company paid $626,000 cash to purchase certain natural gas producing assets and related processing facilities adjacent to its existing Woodrush oilfield at Fort St. John, British Columbia. The assets acquired included a 54% working interest in a Halfway formation well, a 74% working interest in 2 shut-in natural gas wells, a 96.8% working interest in a Sour Processing Facility, and an additional 9,600 net acres (44% developed). The properties so acquired have a fair value of $2,146,000, applying a 10% discount factor to expected future net cash flows. The Company also assumed related decommissioning liabilities of $1,520,000, applying a weighted average discount rate of 2.04% and an inflation rate of 2%.

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2014 included estimated future development costs of $683,000 (December 31, 2013 - $899,000) associated with the development of proved undeveloped reserves.

During the year ended December 31, 2014, the Company capitalized $138,000 (December 31, 2013 – $Nil) of general and administrative costs related to its Canadian oil and gas interests.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

In light of the significant decline in oil benchmark prices during late 2014 and continued softening in natural gas prices, impairment tests were conducted at December 31, 2014 on each of the Company’s CGUs. The estimated recoverable amounts were determined using fair value less cost to sell.

In determining the recoverability of oil and gas interests and making these evaluations, the Company used the net present value of the cash flows from proved plus probable oil and gas reserves of each CGU as estimated by the Company’s independent reserve evaluator.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

a)

Reserves – Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

b)

Crude oil and natural gas prices – Forward price estimates of the crude oil and natural gas prices are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

c)	Discount rate – The discount rate used to calculate the net present value of cash flows is 10.7% post tax.

Below are the following forward commodity price estimates used in the December 31, 2014 impairment test:

	Natural gas	NGL	Crude oil
	(AECO)	(Edmonton Pentanes Plus)	(Edmonton Par)
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl
2015	3.31	69.24	64.71
2016	3.77	85.60	80.00
2017	4.02	91.71	85.71
2018	4.27	97.83	91.43
2019	4.53	103.94	97.14
2020	4.78	110.06	102.86
2021	5.03	113.62	106.18
2022	5.28	115.89	108.31
2023	5.53	118.20	110.47
2024	5.71	120.56	112.67
Each benchmark price increased on average approximately 2% from 2014 and thereafter

For the year ended December 31, 2014, the Company recorded an impairment of $3,560,000 (December 31, 2013 - $529,000) on its Drake/Woodrush CGU. The impairment was recognized because the carrying value exceeded the recoverable amount. The fair value less cost to sell values used to determine the recoverable amounts of the impaired PP&E assets are classified as Level 3 fair value measurements.

United States Oil and Gas Interests

On June 30, 2014, the Company closed the sale of 65% of its working interest in the initial four wells drilled in 2013 at its Kokopelli project in Colorado, together with certain related production facilities, for $4,136,000 (US$3,876,000) cash and a 25% carried working interest in a US$16.0 million drilling and completion program planned for 2014 to be funded 100% by the Purchaser of the assets. The Company assigned a value of $4,377,000 (US$4,099,000) to the value of the carried interest based on the price paid by the Purchaser for the undrilled petroleum and natural gas rights at Kokopelli. The sales transaction resulted in gross proceeds on disposition of $8,513,000 and a gain on sale of assets of $6,822,000 (US$6,394,000) for the period. The sales transaction resulted in the de-recognition of certain oil and gas assets, along with an adjustment to the financial contract liability. The net gain on this transaction was $1.9 million.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2014 included estimated future development costs of $95.0 million (December 31, 2013 - $258.8 million) associated with the development of proved undeveloped reserves.

During the year ended December 31, 2014, the Company capitalized $198,000 (December 31, 2013 – $520,000) of general and administrative costs related to its US oil and gas interests.

At December 31, 2014 and December 31, 2013, the Company evaluated its oil and gas interests for indicators of any impairment or related recovery. As a result, there were no indicators of any impairment or related recovery. No impairment was recognized on any of the CGUs at December 31, 2014 and December 31, 2013.

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31
	2014	2013
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)	88	547

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	2,867	2,554
Impairment losses (Note 6)	3,560	529
	6,515	3,630

NOTE 8 – BANK CREDIT FACILITY

On June 5, 2014 and amended on June 27, 2014, DEAL renewed its Credit Facility with the Bank for a maximum amount of $2.9 million. Effective July 1, 2014, the Credit Facility reduces by $100,000 per month. Interest on the loan is Prime + 3% payable monthly and the amount outstanding is payable on demand any time. Collateral for the Credit Facility is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts and a $10.0 million debenture with a first floating charge over all the assets of the Company. Additionally, an amount of US$385,000 was deposited in the Company’s US$ account with the Bank at June 30, 2014 upon the Bank’s request to be applied to DEAL’s general operations.

On July 29, 2014, the Company renewed the Credit Facility with its Bank for a maximum of $2.8 million, reducing $100,000 per month, each through November 1, 2014. As part of the renewal, the Company can utilize the US$385,000 on deposit with its Bank at June 30, 2014 on the operations and capital programs of DEAL at the Company’s discretion. Further, on November 24, 2014, the Company renewed the Credit Facility with its Bank for a maximum of $2.2 million. The Bank is currently conducting its annual review of the Company's Canadian oil and gas reserves for loan purposes.

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2014, DEAL was in default of its working capital ratio covenant with a 0.56 to 1 ratio.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit or loss for the period.

	#	$

Balance at January 1, 2013	21,297,729	1,425
Change in fair value	-	(1,101)
Balance at December 31, 2013	21,297,729	324
Granted, investor warrants	6,000,000	355
Warrants expired	(7,700,000)	(2)
Change in fair value	-	78
Balance at December 31, 2014	19,597,729	755

During the year ended December 31, 2014, 7,700,000 US$0.40 warrants expired unexercised.

As described in Note 13, in August 2014, the Company issued 6,000,000 investor warrants each of which entitles the holder to purchase one common share of the Company at an exercise price of US$0.35 until December 31, 2015. The fair value of these warrants was estimated using the Hull-White Trinomial option pricing model under the following inputs:

		December 31,
As at		2014		August 15, 2014

Exercise price	US$	0.35	US$	0.35
Share price	US$	0.18	US$	0.26
Expected volatility		67%		79%
Expected life		1.00 years		1.38 years
Dividends		0.0%		0.0%
Risk-free interest rate		0.3%		0.2%

NOTE 10 – LOAN FACILITY

On June 30, 2014, the Company paid $3,563,000 to settle its outstanding loan facility of $3.5 million plus accrued interest of $63,000 to the Lender, resulting in a loss on debt settlement of $388,000. With the payment, all outstanding debt obligations are extinguished and the Lender has released and discharged the collateral security taken in respect of the loan facility. For the year ended December 31, 2014, the Company paid $256,000 in interest to the Lender (December 31, 2013 - $238,000)

An embedded derivative liability in the amount of $216,000 related to 6,591,667 incentive share purchase warrants attached to the original $3.5 million loan facility remains outstanding at December 31, 2014. During the year ended December 31, 2014, 700,000 warrants were exercised and a liability in the amount of $70,000 (note 13) was reallocated as share capital.

The derivative liability is carried at fair value through profit and loss and the instrument is re-measured at each reporting date using an option pricing model. For the year ended December 31, 2014, the Company recorded no gain or loss on the derivative liability (December 31, 2013 - $264,000 gain). The following key inputs to obtain the valuation:

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 10 – LOAN FACILITY (continued)

As at	December 31, 2014	December 31, 2013	June 18, 2013
Exercise price	$0.24	$0.24	$0.24
Share price	$0.21	$0.15	$0.20
Expected volatility	69%	84%	79%
Expected life	0.6 year	1.5 years	2 years
Dividends	0.0%	0.0%	0.0%
Risk-free interest rate	1.0%	1.1%	1.1%

NOTE 11 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2013	1,308	121	1,429
Change in estimated future cash flows	(134)	23	(111)
Disposals	-	(35)	(35)
Actual costs incurred	(112)	8	(104)
Unwinding of discount	30	3	33
Balance at December 31, 2013	1,092	120	1,212
Change in estimated future cash flows	370	6	376
Additions	2,076	76	2,152
Disposals	-	(104)	(104)
Actual costs incurred	-	11	11
Unwinding of discount	59	3	62
Balance at December 31, 2014	3,597	112	3,709
(1) relates to property and equipment (note 6)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at December 31, 2014:
Discount rate	1.71%	2.20%
Inflation rate	2.00%	2.00%

As at December 31, 2013:
Discount rate	2.55%	2.72%
Inflation rate	2.00%	2.00%

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed in production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($5,519,000), net of the present value of the residual reserves ($2,780,000), or $2,739,000, as follows:

$
Loan advance at December 31, 2012 (US$6,500)	6,467
Loan advance during the year (US$417)	443
Accretion expense (US$471)	486
Foreign exchange loss	461
7,857
Less:
(a) Net operating income (US$441 paid in 2013)	(468)
(b) Gain on financial contract liability (US$1,192)	(1,268)
Balance at December 31, 2013 (US$5,755)	6,121
Loan advance during the year (US$181)	210
Accretion expense (US$388)	450
Foreign exchange loss	351
7,132
Less:
(a) Net operating income (US$846)	(982)
(b) Adjustment to financial contract liability (US$3,117)	(3,411)
Balance at December 31, 2014 (US$2,361)	2,739

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	# of shares	$of shares
Balance at December 31, 2012 and 2013	148,916,374	90,274
Issue of shares on exercise of warrants and options	10,885,765	2,232
Derivative liability reallocated on exercise of warrants	-	70
Contributed surplus reallocated on exercise of options	-	746
Shares issued via acquisition of property, net of issuance costs	9,600,000	1,890
Shares issued via private placement, net of issuance costs	13,000,000	1,920
Balance at December 31, 2014	182,402,139	97,132

On August 14, 2014, the Company completed a private placement of 6,000,000 units at US$0.25 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share until December 31, 2015. Gross proceeds raised were $1,640,000 (US$1,500,000). In connection with this private placement, the Company paid other related costs of $64,000. The grant date fair value of the warrants, estimated to be $355,000, has been recognized as a derivative financial liability (Note 9). Issue costs of $14,000 related to the warrants were expensed. If at any time prior to April 14, 2015, the Company issues any common shares at a price that is less than US$0.25, then as long as the subscribers to the August 14, 2014 private placement hold any shares, the Company will issue to the subscribers, at no additional cost, that number of shares as is determined by the following formula:

Number of	=	(US$0.25 – New Subscription Price (in US$))	x	Number of shares held by the
additional shares		New Subscription Price (in US$)		subscriber prior to the issuance

The Company considers the protection feature to have a nil value at initial recognition and year-end because of the zero probability of any equity financing taking place prior to April 14, 2015.

In July 2014, the Company closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for $1,939,000. In connection with this acquisition, the Company paid other related costs of $49,000. A company controlled by the CEO of the Company (“HEC”) sold its 5% working interest in the Drake/Woodrush property for 2,000,000 common shares.

In January 2014, the Company completed a private placement of 7,000,000 common shares at $0.11 per share. Gross proceeds raised were $770,000. In connection with this private placement, the Company paid finders’ fees of $27,000 and other related costs of $58,000. Directors and Officers of the Company purchased 900,000 common shares of this offering.

During the year ended December 31, 2014, 10,185,765 stock options were exercised with an average exercise price of $0.20 each. Directors and Officers of the Company exercised 6,858,008 stock options with an average exercise price of $0.20 each.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)    Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

	Number of	Weighted average
	options	exercise price
		$
Balance at January 1, 2013	14,389,626	0.29
Options granted	3,750,000	0.18
Options cancelled	(5,919,000)	0.39
Options forfeited	(1,598,125)	0.30
Balance at December 31, 2013	10,622,501	0.20
Options granted	16,989,006	0.25
Options exercised (Note 13)	(10,185,765)	0.20
Options forfeited	(2,554,141)	0.20
Options expired	(170,000)	0.20
Balance at December 31, 2014	14,701,601	0.25

Details of the outstanding and exercisable stock options as at December 31, 2014 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.18	56,250	0.18	1.26	37,500	0.18	1.26
$0.20	2,981,250	0.20	3.85	1,143,750	0.20	3.48
$0.25	300,000	0.25	2.83	43,750	0.25	2.78
$0.26	8,295,400	0.26	2.27	2,370,114	0.26	2.27
$0.29	3,068,701	0.29	2.63	767,176	0.29	2.63
	14,701,601	0.25	2.68	4,362,290	0.25	2.65

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)    Stock Options (continued)

For the year ended December 31	2014	2013

Fair value at grant date	$0.12	$0.07

Exercise price	$0.25	$0.18
Share price	$0.25	$0.18
Expected volatility	84.51%	81.18%
Expected option life	2.23 years	1.42 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.09%	1.01%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 6.07% (2013 – 6.48%) is used when recording stock based compensation.

(b)     Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2013	29,052,636	0.42
Warrants granted	7,291,667	0.24
Balance at December 31, 2013	36,344,303	0.40
Warrants granted	6,000,000	0.41
Warrants exercised	(700,000)	0.24
Warrants expired	(11,812,051)	0.49
Balance at December 31, 2014	29,832,252	0.40

Details of the outstanding and exercisable warrants as at December 31, 2014 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.24	6,591,667	0.24	0.56	6,591,667	0.24	0.56
$0.40	3,642,856	0.40	0.88	3,642,856	0.40	0.88
$0.35 US	6,000,000	0.41	1.00	6,000,000	0.41	1.00
$0.40 US	13,597,729	0.46	2.43	13,597,729	0.46	2.43
	29,832,252	0.40	1.54	29,832,252	0.40	1.54

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

During the year ended December 31, 2014, 96,900 US$0.46 warrants and 7,700,000 US$0.40 warrants expired unexercised.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 15 – SUPPLEMENTAL INFORMATION

(a)    Changes in working capital consisted of the following:

	Year ended December 31
	2014	2013
	$	$
Changes in working capital:
Accounts receivable	226	(282)
Prepaids and deposits	(92)	43
Accounts payable and accrued liabilities	892	604
	1,026	365

Comprised of:
Operating activities	(481)	441
Investing activities	1,507	(76)
	1,026	365

Other cash flow information:
Cash paid for interest	138	176
Income taxes paid	-	-

(b)    Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as there are no dilutive effects on losses. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Year ended December 31,
	2014	2013
Weighted average common shares outstanding
Basic	177,124,094	148,916,374
Diluted	177,124,094	148,916,374

(c)    The Company had the following non-cash transaction:

	Year ended December 31,
	2014	2013
	$	$
Non-cash financing for acquisition of property and equipment (note 6)	3,440	-
Non-cash financing for drilling operations of property and equipment (note 12)	-	443

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2014 and 2013, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $1,092,000 (2013 - $1,173,000) and non-cash stock-based compensation of $823,000 (2013 - $302,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2014 is $200,000 (December 31, 2013 - $Nil) owing to the two officers of the Company. The repayment is subject to the availability of cash after all other key obligations of the Company are met.

(b)	Included in interest and other income is $15,000 (2012 - $21,200) received from the companies controlled by officers of the Company for rental income.

(c)

In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Effective July 3, 2014, HEC ceased to be the working interest partner in the Woodrush property and sold its 5% working interest to the Company for 2,000,000 common shares.

NOTE 17 – INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2014	2013
	$	$
Loss before income taxes	(7,203)	(2,577)
Corporate tax rate	25.50%	25.21%

Expected tax recovery	(1,837)	(649)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in statutory tax rates	122	(352)
Impact of foreign exchange rate changes	(792)	(452)
Change in unrecognized deferred tax assets	4,224	2,251
Stock based compensation and share issue costs	(187)	(197)
Non taxable/deductible amounts	(1,530)	(601)
Deferred income tax recovery	-	-

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 17 – INCOME TAXES (continued)

No deferred tax asset has been recognized in respect of the following losses and deductible temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered.

	2014	2013
	$	$
Deferred income tax assets
Non-capital losses available	23,039	20,026
Capital losses available	1,072	1,072
Resource tax pools in excess of net book value	3,062	2,495
Share issue costs and other	797	153
Unrecognized deferred tax assets	27,970	23,746

The Company has the approximate amounts of tax pools available as follows:

As at December 31	2014	2013
	$	$
Canada:
Exploration and development expenditures	17,927	15,050
Unamortized share issue costs	648	858
Capital losses	8,242	8,242
Non-capital losses	28,846	24,918
	55,663	49,068

United States:
Exploration and development expenditures	11,697	17,039
Undeducted expenses	1,685	-
Non-capital losses	38,949	36,112
	52,331	53,151

Total	107,994	102,219

The exploration and development expenditures at December 31, 2014 can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

	Canada	United States	Total
	$	$	$
2015	1,729	-	1,729
2026	-	2,341	2,341
2027	4,152	3,120	7,272
2028	4,674	234	4,908
2029	3,373	3,021	6,394
2030	2,070	2,566	4,636
2031	2,407	2,584	4,991
2032	4,357	7,034	11,391
2033	2,156	14,994	17,150
2034	3,928	3,055	6,983
	28,846	38,949	67,795

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 17 – INCOME TAXES (continued)

The Company does not recognize deferred tax assets related to the foregoing tax pools because it is not probable that future taxable profit will be available against which the tax pools can be utilized.

NOTE 18 – COMMITMENTS

The Company has entered into lease agreements on office premises for its various locations. Future minimum annual lease payments under the leases are as follows:

$
2015	130
2016	49
179

NOTE 19 – PERSONNEL EXPENSES

The aggregate compensation expense of key management was as follows:

	Year ended December 31
	2014	2013
	$	$
Salaries, benefits and fees	1,092	1,173
Non-cash stock-based compensation	823	302
	1,915	1,475
Capitalized portion of salaries and fees	(127)	(251)
	1,788	1,224

NOTE 20 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2014	2013	2014	2013	2014	2013
	$	$	$	$	$	$
Year ended December 31
Revenues	5,952	6,039	1,609	1,467	7,561	7,506
Segmented income (loss)	(8,259)	(1,552)	1,056	(1,025)	(7,203)	(2,577)
Amortization, depletion and impairment losses	6,020	2,714	495	916	6,515	3,630
Interest expense	659	669	429	486	1,088	1,155
Capital expenditures	6,915	37	366	2,341	7,281	2,378

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 21 – DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that financial asset or financial liability. Due to the use of subjective judgments and uncertainties in the determination of these fair values the values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The recoverable amount of developed and producing properties was determined based on fair value less costs to sell (see Note 6). The model has significant unobservable inputs (Level 3).

At December 31, 2014 and December 31, 2013, fair value of warrant liability is measured using the Hull-White Trinomial option pricing model with significant unobservable inputs (Level 3). The derivative liability is measured using an option pricing model with significant unobservable inputs (Level 3). The financial contract liability is measured at the initial transaction price, which is deemed to be fair value, and subsequently measured based on netbacks in accordance with the Joint Operating Agreement. This model also has significant unobservable inputs (Level 3).

NOTE 22 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company operates in the United States, giving rise to exposure to market risks from changes in foreign currency rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company also has exposure to a number of risks from its use of financial instruments including: credit risk, liquidity risk, and market risk. This note presents information about the Company’s exposure to each of these risks and the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

(a)    Credit Risk

Credit risk arises from credit exposure to receivables due from joint venture partners and marketers included in accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company is exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on the Company’s business, financial condition, and results of operations.

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint venture partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2014 and 2013, no accounts receivable has been deemed uncollectible or written off during the year.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 22 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(a)    Credit Risk (continued)

As at December 31, 2014, the Company’s receivables consist of $57,000 (2013 - $4,000) from joint interest partners, $409,000 (2013 - $760,000) from oil and natural gas marketers and $139,000 (2013 - $67,000) from other trade receivables.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2014, $Nil (2013 - $Nil) of accounts receivable are past due.

(b)    Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The nature of the oil and gas industry is capital intensive and the Company maintains and monitors a certain level of cash flow to finance operating and capital expenditures.

The Company’s ongoing liquidity and cash flow are impacted by various events and conditions. These events and conditions include but are not limited to commodity price fluctuations, general credit and market conditions, operation and regulatory factors, such as government permits, the availability of drilling and other equipment, lands and pipeline access, weather, and reservoir quality.

To mitigate the liquidity risk, the Company closely monitors its credit facility, production level and capital expenditures to ensure that it has adequate liquidity to satisfy its financial obligations. At December 31, 2014, the Company was in default of its working capital ratio covenant on its credit facility, refer to Note 2.

The following are the contractual maturities of financial liabilities as at December 31, 2014:

	Carrying amount	2015
	$	$
Accounts payable and accrued liabilities	3,516	3,516
Bank credit facilities	1,955	1,955
	5,471	5,471

For the contractual maturities of financial contract liability as at December 31, 2014, see note 12 for details.

(c)    Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. The Company utilizes financial derivatives to manage certain market risks. All such transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors.

(i)     Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2014 and 2013.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 22 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(c)    Market Risk (continued)

The Company was exposed to the following foreign currency risk at December 31:

	2014	2013
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	1,128	376
Accounts receivable	25	421
Accounts payable and accrued liabilities	(109)	(1,613)
Balance sheet exposure	1,044	(816)

The following foreign exchange rates applied for the year ended and as at December 31:

	2014	2013
December 31, reporting date rate	1.1601	1.0636
YTD average USD to CAD	1.1048	1.0301

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the decrease of net loss of $104,000 at December 31, 2014 (2013 - $82,000 increase of net loss). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)    Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2014, the Company was exposed to interest rate fluctuations on its bank credit facility which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2014 would have increased or decreased net loss by $25,000. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2014 and 2013.

(iii)   Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2014 would have decreased or increased net loss by $72,000. The Company had no commodity contracts in place at December 31, 2014.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 22 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(d)    Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future developments. The Company considers its capital structure to include share capital, cash and cash equivalents, bank line of credit, and working capital. In order to maintain or adjust capital structure, the Company may from time to time issue shares or enter into debt agreements and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2014, the Company was in default of the covenant for its bank credit facility (Note 8).

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2014.